STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                       At a session of the Public Service
                         Commission held in the City of
                            Rochester on May 19, 2004

COMMISSIONERS PRESENT:

William M. Flynn, Chairman
Thomas J. Dunleavy
Leonard A. Weiss
Neal N. Galvin

CASE   03-E-0765 - Proceeding on Motion of the Commission as to
                   the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Electric Service.

CASE   02-E-0198 - Proceeding on Motion of the Commission as to
                   the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Electric Service.

CASE   03-G-0766 - Proceeding on Motion of the Commission as to
                   the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Gas Service.

                            ORDER ADOPTING PROVISIONS
                       OF JOINT PROPOSALS WITH CONDITIONS

                       (Issued and Effective May 20, 2004)

                                TABLE OF CONTENTS
                                -----------------

                                                                    Page
                                                                    ----

INTRODUCTION                                                           1
         Procedural History                                            1
         Summary of the Joint Proposals                                6

COMMENTS OF THE PARTIES                                               13
         General Considerations                                       14
         Earnings Sharing                                             18
         Cost Recovery                                                19
         Outstanding Deferrals                                        20
         Sale of Ginna                                                21
         The Russell Station                                          24
         Retail Competition                                           25
         Electric Supply Options                                      27
         Gas Plan Features                                            31
         Service Quality and Reliability                              33
         Rate Design                                                  34
         Regulatory Programs                                          36

DISCUSSION                                                            37
         The ERJP                                                     38
         The Ginna Refunds                                            41
         The FPO and Retail Competition                               42
         Russell Station                                              43
         The GRJP                                                     43

CONCLUSION                                                            44

STATE ADMINISTRATIVE PROCEDURE ACT                                    45

ORDER                                                                 46

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                        At a session of the Public Service
                                          Commission held in the City of
                                             Rochester on May 19, 2004

COMMISSIONERS PRESENT:

William M. Flynn, Chairman
Thomas J. Dunleavy
Leonard A. Weiss
Neal N. Galvin

CASE  03-E-0765 - Proceeding on Motion of the Commission as to
                  the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Electric Service.

CASE  02-E-0198 - Proceeding on Motion of the Commission as to
                  the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Electric Service.

CASE  03-G-0766 - Proceeding on Motion of the Commission as to
                  the Rates, Charges, Rules and Regulations of Rochester Gas and Electric Corporation for Gas Service.

                            ORDER ADOPTING PROVISIONS
                       OF JOINT PROPOSALS WITH CONDITIONS

                       (Issued and Effective May 20, 2004)

BY THE COMMISSION:

                                  INTRODUCTION
                                  ------------

Procedural History
------------------

          The current electric and gas rates of Rochester Gas and Electric Corporation (RG&E or the Company) were approved in

March 2003.\1 On May 16, 2003, RG&E filed revised rates designed to increase annual electric revenues by about $105.5 million, and annual gas revenues by about $25.3 million. The operation of these proposed rates was suspended through October 28, 2003\2 and, subsequently, further suspended through May 4, 2004 (one week beyond the statutory date of April 29, 2004),\3 May 11, 2004,\4 June 8, 2004,\5 July 8, 2004,\6 July 15, 2004,\7 and August 6, 2004.\8 Each of the
further suspension dates responded to requests by RG&E for more time to accommodate settlement negotiations, and prior to the March 16 Order, we provided that RG&E would be "made whole" for the period between April 29, 2004 and the date upon which new rates would be set. In the March 16 Order, we provided that RG&E would be made whole for the period between May 6, 2004 and the date upon which new rates would be set.\9

          In a filing dated June 5, 2003, RG&E complied with the requirement in the March 7, 2003 Order in Case 02-E-0198 that it file unbundled electric rates and costs. In addition, the Company's initial filing was modified on August 29, 2003 for


__________________________________________
1/ Cases 02-E-0198 and 02-G-0199, Rochester Gas and Electric Corporation, Order
   Adopting Recommended Decision with Modifications (issued March 7, 2003).

2/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order (issued June 23, 2003).

3/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order Further Extending the
   Suspension Period (issued October 1, 2003).

4/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order (issued October 10, 2003).

5/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order Further Extending the
   Suspension Period (issued October 22, 2003).

6/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order Further Extending the
   Suspension Period (issued November 25, 2003).

7/ This extension request did not require a Commission order, as there was no "make whole" request requiring approval.

8/ Cases 03-E-0765, 02-E-0198 and 03-G-0766, Order Further Extending the
   Suspension Period (issued March 16, 2004).

9/ The May 1, 2004 effective date specified in the Joint Proposals would supercede the May 6 date.

revisions and corrections to its May 16, 2003 filing, reducing the electric revenue request to $97.7 million and the gas revenue request to $24.6 million.

          On July 17, 2003, following preliminary discussions, RG&E notified the Commission and interested parties of its interest in entering into settlement discussions regarding the electric and gas rate filings. After extensive negotiations, with the assistance of a settlement judge,\10 the negotiating parties announced on November 19, 2003 that they had reached detailed and comprehensive agreements in principle as to both the electric and gas rate issues.

          On November 25, 2003, the Company announced its intention to sell the R.E. Ginna Nuclear Power Plant (Ginna) to a subsidiary of Constellation Energy Group, Inc. Those parties petitioned the Commission, pursuant to the Public Service Law (PSL) ss.70, for approvals related to the transaction. On December 22, 2003, the Commission issued an order requiring that all rate-related issues associated with the proposed sale of Ginna would be addressed in these proceedings.\11

          The previously announced agreements in principle were not consummated, and consequently testimony was filed on December 31, 2003 by Department of Public Service Staff (Staff) and other parties. Staff's testimony took the position that RG&E's annual electric revenues could be reduced by $33.2 million\12 and annual gas revenues would remain about the


_______________________
10/ Administrative Law Judge (ALJ) Robert R. Garlin and ALJ Gerald Lynch (in his absence) functioned as settlement judges in this process.

11/ Case 03-E-1231, Petition of Rochester Gas and Electric Corporation for Approval to Transfer by Auction Sale the R.E. Ginna Nuclear Generating Station, Procedural Order on Consideration of Rate Issues (issued December 22, 2003).

12/ Staff argued that base delivery rates could be reduced by $40.5 million, given that it was recommending the transfer of $7.3 million of retail access costs from base rates to a new, surcharge. Staff recommended increasing the annual Nine Mile 2 stranded cost amortization by $33.2 million rather than reducing base rates by that amount.

same.\13 The Company filed its rebuttal testimony On January 15 and January 18, 2004. Extensive hearings were held between February 9 and February 23, 2004.\14 The record generated in these proceedings includes 3550 pages of transcript and 118 Exhibits.

          Following the hearings, at the request of ALJ Harrison, both RG&E and Staff provided computations showing their final revenue requirement positions. The Company's final electric revenue requirement, filed on February 27, was about $80.0 million, and its final gas revenue requirement was approximately $20.4 million. Staff's final position following the hearings supported a $20.7 million electric revenue reduction\15 and a gas revenue freeze, with the base rate reduction of $7.2 million as discussed above.

          In a letter dated February 25, 2004, the Company requested a further 22-day extension of the suspension and briefing schedules, in order to renew negotiations on a five-year rate plan. As noted above, the July 15, 2004 suspension date was consequently postponed to August 6, 2004. Following further negotiations, which ended on March 4, 2004, the Electric Rate Joint Proposal
(ERJP) and Gas Rate Joint Proposal (GRJP) were filed on March 9, 2004, proposing five-year rate plans for both electric service and gas service. With the filing of the Joint Proposals, briefing to the ALJ on the litigated one-year revenue requirements and other rate case issues was suspended. A ruling was issued requiring comments in support of the Joint


_______________________
13/ Staff recommended transferring $7.2 million from gas base rates to a new surcharge for merchant function costs.

14/  The hearings were held before a litigation judge, ALJ J.  Michael Harrison.

15/ Again, Staff suggested that electric base rates could be reduced by $28 million, but proposed a $7.3 million base rate reduction to remove retail access costs, with the revenue requirement change ($20.7 million) increasing the Nine Mile 2 amortization.

Proposals to be filed on March 19, 2004 and comments in opposition filed on March 26, 2004.\16

          Comments in support of the Joint Proposals were filed on March 19, 2004 by RG&E, Staff, Multiple Intervenors (MI), The New York State Consumer Protection Board (CPB), Energetix, Inc. (Energetix), and Charles A. Straka, an independent intervener appearing pro se. Comments in opposition were filed, on or before March 26, 2004, jointly by the Small Customer Marketer Coalition and by Amerada Hess Corporation (SCMC), Fluent Energy Corporation (Fluent), and Monroe NewPower Corporation (Monroe). A letter in opposition was also filed by Select Energy New York (SENY). On April 1, 2004, RG&E filed a response to various statements in opposition. Objections to that pleading, as unauthorized, were received on April 2, 2004, via e-mail, from SCMC and from Fluent, in support of SCMC.\17

          Public hearings were held in Rochester, at 2:00 p.m. and 7:00 p.m. on March 18, 2004, with ALJ Raphael Epstein and Commissioner Neal N. Galvin presiding. These hearings were attended by 12 members of the public, five of whom made statements.\18

          On April 30, 2004, pursuant to the terms of the ERJP, the Company filed its proposed Ginna Refund Implementation Process (GRIP). As authorized by the ALJ, comments were filed on May 5, 2004 by RG&E, Charles A. Straka, Staff, MI and CPB. The ALJ also granted CPB an opportunity to reply to one narrow


________________________
16/  Cases 03-E-0765 and 03-G-0766, Ruling Setting Comment Schedule
     (issued March 11, 2003).
17/ SCMC's point that unauthorized pleadings should be disregarded is well taken. RG&E's response will be considered only to the extent that it corrects material, verifiable misrepresentations of fact made in the opposing comments that could not have been anticipated.
18/ The Village of Hilton appeared to dispute the proposed treatment of the gas backout credit. This is a matter that Hilton could raise with Staff.

argument presented in Staff's comments, and CPB filed a letter dated May 10, 2004.\19

Summary of the Joint Proposals
------------------------------

          Both the ERJP and the GRJP provide for a five-year term, commencing on January 1, 2004 and concluding on December 31, 2008. In each instance, current rates are effective until May 1, 2004, at which time the provisions of the Joint Proposals would become effective. Both Joint Proposals provide that RG&E may file on or before February 1, 2008 for new rates to become effective January 1, 2009. If such a filing is not made, the terms of these Joint Proposals would continue in effect and, alternatively, RG&E would file by February 1, 2008 a request for approval of continuation of the plan, subject to revised provisions for capital expenditures and certain pending deferrals.\20

          The major provisions of the Joint Proposals may be summarized as follows:

     o Current electric and gas delivery rates are frozen through 2008. Effective May 1, 2004, there is an initial net increase in electric rates of about $7.4 million with implementation of a Retail Access Surcharge (RAS), and of $7.21 million in gas rates







__________________
19/ On May 11, 2004, Staff and MI filed letters opposing consideration of portions of the May 10 letter that went beyond the narrow issue
     CPB was permitted to address.
20/  See ERJP, App. A, and GRJP, App. A.

          with the implementation of a Merchant Function Charge (MFC).\21

     o Earnings above a threshold 12.25% equity return on total electric operations (delivery and supply), and above a threshold 12.00% on total regulated gas service, are to be shared with customers equally (50%/50%).\22

     o If, in any four consecutive 12 months ending on a quarter, electric or gas equity earnings fall below 8.5%, (excluding one-time events and prior period adjustments), RG&E may petition for rate relief.

     o For both electric and gas service, RG&E would defer (and later reconcile to base amounts) certain costs, including property taxes, security costs, variable rate debt, and excess inflation.\23

___________________________________
21/ The RAS would collect lost revenues associated with the retail backout credit net of short run avoided costs, subject to annual reconciliation. For sales up to 1,656,599 mWh short run avoided costs are already reflected in the base revenue requirement, and the Company may collect the gross retail backout credit of 4 mills/kWh. For sales above 1,656,599 the company may recover 4 mills/kWh less an estimate of short run avoided costs. The RAS will not recover from Market-Based Backout Credit (MBBC) customers the additional 1 mill/kWh associated with the Fixed Price Option (FPO). The MFC would collect indirect gas costs, previously included in gas delivery rates. Our "make whole" provisions require compression of only the RAS and MFC amounts for 2004, which are to be effective May 1, 2004.

22/ The electric threshold would increase, up to 12.50%, and the gas threshold would increase, up to 12.25%, if in any year RG&E meets target levels of customer awareness and migration to alternative suppliers, the energy services companies (ESCOs).

23/ Annual inflation above 4% on all operation and maintenance costs may be deferred, so long as booked ROE is below 11.25% for electric service and 11.00% for gas service. All of the deferred items are also further limited "by 75% of the incremental excess earnings exceeding the applicable earnings threshold" (ERJP, ss.XII.3; GRJP, ss.XII.3). That is, whenever earnings exceeds the earnings sharing ROE threshold, the 75% limitation means that the customers' 50% share and half of the shareholders' share of excess earnings offsets the deferred amounts, and RG&E defers the remaining 25%.

     o RG&E would also be permitted to defer incremental exogenous costs or savings from (1) accounting, regulatory, legislative or tax mandates, or (2) unforeseen, non-recurring events outside of RG&E's control.\24

     o The Joint Proposals permit RG&E to revert to the Policy Statement on Pensions and Other Post-Employment Benefits (OPEBs),\25 which mandates the true-up of estimated pension and OPEB costs to actual costs.\26

     o All pending items for which deferral was requested in 2003 and earlier are resolved. The ERJP provides for amortization and recovery through delivery rates of $2.7 million annually for the 2003 ice storm. Also, $15 million of 2003 Ginna refueling replacement purchased power costs are recovered, notably $9 million of that through final resolution of the fifth year excess earnings from the previous five-year("COB2") rate plan.\27 Three deferral

______________________________
24/ For the exogenous mandated costs or savings, an individual amount must exceed a specified threshold of $250,000 pre-tax for electric ($100,000 pre-tax for gas), whereupon the total amount for that individual item may be deferred. For exogenous events, costs must exceed these thresholds to be counted, but only the increment of the aggregate amount over $2 million for electric ($850,000 for gas) may be deferred. As described with respect to reconcilable costs, above, deferral of any such amounts is also limited to 25%, to the extent earnings are above the applicable earnings sharing threshold.

25/ Case 91-M-0890, Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and Postretirement Benefits Other than Pensions, (issued September 7, 1993). (Policy Statement).

26/ The reversion is effective as of July 1, 2003 for pensions and as of January 1, 2004 for OPEBs. The true-up for the economic value of the pension amounts relating to the period July 1, 2003 through December 31, 2003, is resolved through the use of property tax credits. The Company would no longer be required to accrue interest on the OPEB internal reserve, as it would be included as an adjustment to rate base.

27/ The remaining $6 million would be recovered through the new Asset Sale Gain Account (ASGA) associated with the sale of Ginna, discussed below.

     o Petitions\28 are also resolved by a prior offsetting of their costs against fifth year excess earnings with an additional $2 million being used to write down the Nine Mile 2 regulatory asset. Other matters are resolved as well, among them amortization over five years of approximately $10 million of electric and gas 2003 State Income Tax
          (SIT) overcollection.

     o A one-time benefit created by a change in school property tax accounting ($12 million) will be applied under the ERJP to environmental site remediation and major storm reserves, prospective outreach and education costs, and to 2003 pension costs and costs associated with the August 14, 2003 blackout, with unspent amounts placed in the ASGA. Under the GRJP, it will be applied to the 2003 pension costs, and also provide $500,000 reserved to fund future recoverable items subject to reconciliation or exogenous costs.

     o Both Joint Proposals continue a reserve account for environmental site remediation. In addition, under the ERJP, RG&E would create a Major Storm Reserve for deferral of major storm costs incurred after the date of the agreement (March 9, 2004), and effective May 1, 2004, RG&E would begin to accrue $2 million annually to the reserve.\29

     o From May 1, 2004 through December 31, 2004, electric customers would be charged bundled rates plus an Electric Supply Reconciliation (ESR) charge or credit. The ESR would reconcile rates monthly with actual fuel costs, purchased power energy and capacity costs, transmission contracts, ancillary services, wholesale revenues, Ginna replacement purchased power


___________________________
28/ These include deferred 1998 Labor Day storm costs, costs associated with the Beebee Station shutdown, and loss associated with the sale of the Oswego 6 plant.

29/ A "major storm" is defined as weather causing interruptions affecting at least 10% of customers within an area, and/or causing an outage of at least 24 hours (unless determined by the Commission not to constitute a major storm) and causing restoration efforts costing at least $250,000.

          amortization, and the Market Based Backout Credit (MBBC).\30

     o The ERJP provides for the ratemaking treatment associated with Ginna. Effective May 1, 2004, annual decommissioning costs will be set and held constant at $7.282 million, and annual depreciation costs will reflect a 20-year life extension. Variable supply costs are to be reconciled through the ESR and, after unbundling, the non-bypassible charge (NBC).

     o Upon the sale of Ginna, RG&E would establish an Asset Sale Gain Account (ASGA) within which the net after-tax gain of the sale would be recorded.\31 An immediate cash refund of $60 million would be made to customers, followed by $50 million of refunds over years 2 through
          4. The ASGA balance would accrue interest at specified rates, and would also be used to offset an electric rate base increase in the annual amount of $2 million, and impacts of the higher cost of power purchased from Ginna's new owner.\32 The balance available at the end of the five-year term (estimated at $121.3 million) would be available for future rate moderation or other purposes, at the Commission's discretion. If Ginna is sold prior to December 31, 2004 (which is expected), supply costs related to Ginna would be adjusted through the ESR.

     o Effective January 1, 2005, electric rates would be unbundled. Thereafter, four commodity rate options would become available to customers: (1) commodity


_________________________
30/ The MBBC represents the commodity cost of electricity for RG&E. Essentially, this is the cost that is avoided when a customer purchases electricity from an ESCO. The MBBC, which will apply to all customers until rates are unbundled, is to be based on day-ahead prices published by the NYISO, and RG&E will use multiple load shape profiles, differentiated by service class.

31/ As an incentive for having maximized the sale value of the plant, RG&E would retain 10% of the after-tax net proceeds of the sale, up to a maximum of $10 million. Under the contract with Constellation, the incentive would be $10 million.

32/ The net cost of the purchased power anticipated through a power purchase agreement (PPA) executed with Constellation, Ginna's expected new owner, would be reflected in the ESR and, after unbundling, the NBC.

          service from an ESCO under the ESCO price option (EPO);\33
          (2) fixed price commodity service from RG&E under the Fixed Price Commodity Option (FPO); (3) variable price commodity service from RG&E under the Variable Price Option (VPO); and (4) commodity service from an ESCO under the FPO using an MBBC and a retail access credit. The VPO is the default option for customers not making an election during the applicable enrollment periods. The VPO is the functional equivalent of the bundled rate with the ESR, which it replaces.\34

     o There are various electric retail access provisions for enhancing competition, among them development of an accounts receivable purchasing program, continuation of Market Match programs, designation of an ESCO liaison, interval metering options, and the incentive for customer awareness of competitive choices and migration. In addition, RG&E has adopted the multi-retailer model and will be offering ESCOs the option of utility consolidated billing or dual billing. Retail Access Credits (RACs) of 4 mills/kWh for EPO customers, and 5 mills/kWh for FPO with MBBC customers, are established.\35

     o The GRJP includes similar provisions for an accounts receivable program, the multi-retailer model, billing options, and the customer awareness and migration incentive.


____________________________
33/ Under the ESCO options, the customer pays RG&E for delivery service and for the NBC, which covers net unavoidable costs as defined in the agreement.

34/ If Ginna is sold after December 31, 2004, the supply component of the NBC is reduced by $123.5 million to reflect avoided fixed costs related to Ginna, and the variable component of the NBC is adjusted to remove the market value of the Ginna output and its fuel cost, net of credits from the gain of the sale. As noted above, the net cost of the PPA would be added. The NBC would also be analogously adjusted to reflect retirement of the Russell plant.

35/ The RAC amounts are collected from all customers through the RAS. As mentioned earlier, the amount to be collected through the RAS is estimated to be $7.4 million in the first twelve months, based on forecast migration rates.

     o Both Joint proposals contain commitments for customer outreach and education. These efforts would cover matters associated with both retail competition and customer understanding of rate and service options.

     o Effective October 1, 2004, RG&E is to implement a Weather Normalization Adjustment (WNA) for all firm gas space heating customers. The WNA would apply from October 1 through May 31 each year, would be based on customer-specific usage, and applies only when actual heating degree days are less than 97.8% or more than 102.2% of the normal heating degree days for the billing cycle.

     o A new Gas Supply Charge (GSC), consisting of the existing gas cost adjustment plus a Factor of Adjustment (FA) to account for lost and unaccounted for gas and company use, is to be effective January 1, 2004.\36

     o Gas Cost Incentive Mechanisms (GCIMs) are to commence, effective April 1, 2004, for the purpose of sharing gas supply cost savings, not otherwise identified as merger-related, between full-service customers and shareholders. GCIM 1 addresses RG&E's stand-alone savings, and GCIM 2 accounts for the joint optimization of the gas supply portfolios of Energy East local distribution companies, except NYSEG.

     o A variety of rate design issues is addressed. The ERJP provides for unbundled delivery service rates, the NBC, supply rates and the RAS. Increases in the minimum monthly charges are specified for the service classifications. Standby rates are to be adjusted as of May 1, 2004, and again upon unbundling on January 1, 2005. Rates are prescribed for street lighting, area lighting and traffic signal service.

     o In addition to the GSC and WNA, the GRJP's rate design provisions include unbundled delivery rates and increases in the monthly minimum charges.

______________________
36/ The GSC will report several items, including the MFC. The gas backout credit is eliminated, replaced with the MFC and a billing backout credit for marketers that want to perform their own billing.

     o RG&E may, upon Commission approval, add the Commission Complaint rate to its other service quality standards in the Service Quality Performance Plan (SQPP) in January 2005, for both electric and gas.\37 Both electric service reliability standards (for interruption frequency and duration) and gas reliability program requirements (such as cast iron and bare steel main replacement rates) are specified. Rate adjustments are provided for inadequate service quality or reliability performance. In addition, the ERJP provides rate adjustments if capital expenditures fall below required levels.\38

     o Both Joint Proposals, among other miscellaneous provisions, provide for the withdrawal of any petitions before the Commission relating to matters addressed in the Joint Proposals as well as withdrawal of RG&E's petition for CPLR Article 78 review of the order in the preceding electric and gas rate cases.

                             COMMENTS OF THE PARTIES
                             -----------------------

          RG&E, Staff, and MI provide support for the Joint Proposals in all respects, while CPB limits its supporting comments to the ERJP. There is virtually no criticism of the GRJP from any party. SCMC, SENY, and Fluent oppose the electric commodity choice options, specifically the FPO, while Energetix supports the FPO. Fluent and Energetix express more general concern and support, respectively, for retail access aspects of the ERJP. Finally, Monroe expresses concerns about the potential retirement of the Russell Station.


_________________
37\ Before October 1, 2004, parties are to meet to discuss and agree upon appropriate targets for this measure.

38\ Both Joint Proposals provide for deferral of the difference between target and actual capital expenditures. At the end of the five years, interest would accrue on any positive or negative deferral balances for government-mandated gas capital expenditures, and on any amounts outside of a $25 million deadband for electric T&D expenditures (except for amounts accruing an allowance for funds used during construction).

General Considerations
----------------------

          In general, the supporting parties underscore the complexity and uncertainty associated with the rate case litigation, and argue that the Joint Proposals offer benefits that could not have been otherwise available. RG&E argues as well that the rate case evidentiary record provides a rational evidentiary basis for the Joint Proposals, resolving disputed issues within ranges of reasonable outcomes.

          The Joint Proposals, RG&E argues, provide an appropriate ratemaking treatment for the sale of Ginna,\39 are consistent with our policy objectives for electric and gas utilities,\40 and establish a framework for the transition to effective competition. In large measure, RG&E's comments focus on benefits the Joint Proposals provide for its customers, stressing especially the rate freezes and the refunds to electric customers from the gain on the sale of Ginna. The rate freezes are substantially favorable to customers, RG&E reasons, especially in light of its low earnings in 2003, an estimated 2004 ROE of 3.5%, and its litigated request for an $80 million electric rate increase and a $21 million gas rate increase.

          RG&E acknowledges, nonetheless, that the additional $14.6 million in annual revenues it would receive\41 compares favorably, from its perspective, with Staff's final litigation position calling for a $20 million electric rate decrease and no gas rate increase. Income statements provided by RG&E with its


_________________________
39/ The Sale of Ginna, RG&E observes, is consistent with our goal that electric utilities exit from the generation business.
     Opinion No.  96-12, pp. 29, 65.

40/ Cases 94-E-0952 et al., Opinion and Order Regarding Competitive Opportunities for Electric Service, Opinion No. 96-12
     (issued May 20, 1996); Cases 93-G-0932 et al., Policy Statement Concerning the Future of the Natural Gas Industry in New York State and Order Terminating Capacity Assignment (issued November 3, 1998).

41/ The RAS would provide $7.4 million of electric revenues, while the MFC would produce an additional $7.2 million in gas revenues. In addition, RG&E receives $2 million for earnings annually from the ASGA. However, it must also fund the new major storm reserve with $2 million per year.

supporting comments show that it expects under the Joint Proposals to earn an average 10.0% electric ROE and an average 9.6% gas ROE over the five years of the plan.\42 Although it had argued in litigation that a fair ROE is 11.25%, the Company allows that the Joint Proposals "[place] RG&E on a more stable financial footing in contrast with the achieved results over the last few years."\43

          From Staff's perspective, the Joint Proposals favorably: "provide overall base delivery rate freezes (with only small increases in the form of surcharges); strengthen RG&E's customer service and reliability incentives; further the Commission's competitive agenda; continue low income affordable energy and economic development programs; and provide for sharing in the benefits of the proposed sale of Ginna, including $110 million in customer refunds."\44 Staff emphasizes the stability it sees in the Joint Proposals, its incentives for service quality and reliability, and maintenance of the Commission's oversight under extensive reporting provisions.

          Staff also comments favorably on the amortization of regulatory assets and funding of reserves for future uncontrollable expenses. "Significantly," Staff states, "the overall delivery rate freeze produced by the [ERJP] was not produced by pushing expenses off into the future. In fact, the opposite is true. The rates in the [ERJP] reflect increases in amortization expenses, operating reserve funds, and in Russell Station depreciation expense."\45 The GRJP mirrors many of the same provisions and positive features as the ERJP, Staff adds,


_________________________________
42/ RG&E's Comments, p. 54. RG&E's expectation for 2004 is for an electric ROE of 8.8% and a gas ROE of 9.4%.

43/  Id. at 55.

44/  Staff Comments, p. 45.

45/ Id. at 4. Staff estimates that the level of regulatory assets will be reduced by $217 million over the plan, leaving a balance of $179 million. Moreover, Staff argues, the increase in Russell depreciation to $13.1 million means the station would be fully depreciated in the event of its retirement, leaving no stranded investment.

achieving "lower overall (natural gas) rates and stable delivery rates over an extended period."\46

          Staff forecasts an average 10.8% electric and ROE and an average 9.95% gas ROE over the plans' five years. In the electric rate forecast, Staff excludes the Ginna incentive (which is excluded from the ERJP earnings test for purposes of the ESM) and any estimate of FPO profits (which would be included in the ESM).\47 Staff asserts that, while these are reasonable equity returns in today's environment, the risk of increased investor required returns in the future, as well as general forecasting risk, lies with the Company, not its customers.

          CPB, focusing on the ERJP, emphasizes that the principal benefits it foresees for customers are "significant savings" and "long-term rate stability."\48 CPB observes that although revenue-neutral rate design changes would reduce bills for high usage residential electric customers, the monthly bill of a residential customer with average usage would increase by $0.69. Nonetheless, CPB argues, these slight increases, as well as the impact of the new RAS, "are offset and overwhelmed by the $110 million in customer refunds."\49 Together with the long-term rate stability achieved by the ERJP, CPB maintains, it "is far superior to the potential outcome of the litigated proceeding."\50

          Mr. Straka, who has also appeared on behalf of residential consumers in this and the previous RG&E rate case, similarly states the Joint Proposals offer needed rate stability for five years. "[H]ard tradeoffs had to be made by all parties," he says, "and I believe the resulting total package is fair. * * * I am especially impressed with the treatment of the


__________________________
46/  Id. at 35.

47/ Staff indicates its forecast does not include sale of Ginna, but points out that, with a reasonable Ginna backout in the ERJP, its return forecast would not change.

48/  Id. at 4.

49/  Id. at 5.

50/  Ibid.

Ginna sale gain and the planned Customer and Outreach programs. The resulting avoidance of future extended litigation is also an important element."\51

          MI concurs that the avoidance of a major rate increase is important, arguing that a large electric rate increase such as that proposed by the Company would have been disastrous for large commercial and industrial customers. The resolution of electric revenue requirement issues, from its perspective, "represents one of the most important features of the settlement."\52 In a separate section of its comments, MI also indicates that it regards the complex ratemaking issues related with Ginna as resolved in a reasonable manner. "[MI] would not have executed the [ERJP]," it says, "if it did not believe that the agreed upon ratemaking treatment associated with the proposed sale of Ginna was in the customers' best interests."\53 MI also supports the initial modest rate increase and the following five years of rate stability for gas rates, asserting that any rate increase approaching the $20.4 million requested by RG&E would have been disastrous for large industrial and commercial customers.\54


______________________
51/  Straka Comments, p. 1.

52/ MI's Comments, p. 6. MI notes that the initial increase, the RAS, would be earmarked for collection of retail access credits given to customers who select alternative commodity suppliers (less costs avoided by incremental migration).

53/ Id. at 16. Among MI's chief interests are the aggressive refunding of the sale gain to customers, minimizing inter-generational inequities associated with lengthy deferrals, and the ASGA support of the increased cost of Ginna power in the PPA.

54/ The $7.21 million increase reflected in the MFC (to be collected through the GSC), MI observes, consists of $4.1 million of annual gas supply uncollectible amounts, $1.86 million in annual gas inventory carrying charges, and $1.25 million of gas supply procurement and administrative costs, with provisions for annual updates. Because these costs pertain solely to the provision of gas supply, MI maintains, the GRJP properly excludes transportation customers from the application of the MFC.

Earnings Sharing
----------------

          The ESM thresholds, RG&E states, are favorable to the Company in contrast to Staff's litigation position. The electric threshold of 12.25% is 100 basis points above the Company's asserted fair equity return of 11.25%, while Staff had asserted a fair equity return would be about 9.9%. With the 40 basis point RG&E share currently in effect for merger cost savings, Staff's litigation position therefore implied an earnings sharing beginning at 10.30%. Thus, the Joint Proposals "allow the Company to recover its 50% share of merger synergies set forth in Appendix A of the Merger Joint Proposal and provide an incentive to achieve further efficiencies."\55 The Company argues further that the thresholds of 12.25% (electric) and 12.00% (gas), and the maximum 12.50% and 12.25% thresholds (respectively) associated with the migration and customer awareness incentive, are reasonable in comparison to earnings sharing provisions for other companies.\56

          Staff notes that ESMs are typical in multi-year rate plans, and argues that customers benefit because they provide incentives to companies to seek efficiencies, while allowing customers to share in the cost savings. Even though the earnings sharing thresholds are "high relative to the cost of equity," Staff asserts, "[t]he ultimate winners, if the Company is able to realize returns at or above the thresholds, are


___________________________
55/  Id. at 57.

56/ New York State Electric and Gas Corporation (NYSEG) has a 12.5% delivery and 15.5% total electric ROE threshold (Cases 01-E-0359 et al., NYSEG - Electric Rate Plan Extension, Order Adopting Provisions of Joint Proposal with Modifications (issued February 27, 2002)). Similarly, Orange and Rockland Utilities, Inc. may retain all electric earnings up to a 12.75% ROE (Case 03-E-0797, Orange and Rockland - Rate Plan Extension, Order Adopting the Terms of a Joint Proposal (issued October 23, 2003)), and the Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (KeySpan) is authorized to retain earnings up to a 13.25% ROE (Case 99-G-1469, KeySpan - Multi-Year Restructuring Agreement, Order Adopting Terms of Gas Restructuring Joint Proposal (issued May 23, 2002)).

ratepayers who will be the beneficiaries of productivity gains when rates are reset in 2009."\57

          Staff also notes with favor the provision in the earnings calculation which limits the equity ratio to the lesser of the Company's actual equity ratio or 45%. This provision, Staff maintains, ensures a reasonable capital structure for purposes of the ESM provisions.\58

Cost Recovery
-------------

          RG&E argues that cost deferral provisions of the Joint Proposals provide material protection against cost increases beyond it control. Since recovery is limited when it is in an excess earnings situation, RG&E maintains, these provisions "strike a fair balance between the interests of customers and shareholders."\59

          With respect to the ability to defer and true-up pension cost variances under the Pension/OPEB Policy Statement, RG&E had requested return to the Policy Statement in its rate case presentation. The Company also cites with favor the creation of the Major Storm reserve, which formalizes recovery of materially large storm restoration costs, and thereby "properly compensates investors and helps assure the long-term viability of the Company.\60

          Although it was objectionable to have items subject to deferral and future reconciliation in the context of a one-year rate


______________________
57/  Staff's Comments, p. 13.

58/ Staff's concern was to prevent Energy East from issuing debt and sending it as "equity" to RG&E, thus reducing equity return, all else being equal. The Joint Proposals also permit the Commission to adjust RG&E's debt cost in the earnings calculation in the event it is increased by virtue of its association with Energy East, and to require further financial separation from Energy East in the event RG&E's bond rating is downgraded.

59/ RG&E's Comments, p. 60. RG&E points out that uncontrollable cost reconciliation is a typical feature of multi-year rate plans. Ibid.

60/  Id. at 63.

case, Staff argues, these types of mechanisms are usually approved in multi-year plans. The Joint Proposals, Staff argues, protect the Company against costs beyond its control while reasonably limiting the amount of deferred costs. This is preferable, in Staff's view, to repeated rate cases or deferral petitions.

          Likewise, Staff maintains, the provisions for reserve accounting and pensions and OPEBs are in the public interest. The ERJP embodies Staff's litigation position with respect to the projected rate year site remediation reserve balance,\61 and the ERJP also protects ratepayers by providing that any reserve funds are to be irrevocably dedicated to their stated purpose, any proceeds are to be added to the reserves, and any excess funds are to be returned to ratepayers. Staff indicates that its former objections to RG&E returning to the Pension/OPEB Policy Statement, which related to merger complexities and issues associated with pension and OPEB costs, are resolved in the Joint Proposals.

Outstanding Deferrals
---------------------

          RG&E claims, as well, that the resolution of a number of pending matters, among them the 2003 Ginna refueling outage costs and the COB2 fifth year excess earnings amount, "strikes a fair balance between the interests of customers and investors."\62 RG&E emphasizes that this result avoids extensive future litigation and its attendant uncertainty. RG&E argues that litigation risk is also reduced by the withdrawal of its pending Article 78 petition seeking review of our March 7, 2003 order in its last rate case.

          Staff agrees, generally, and adds that the ERJP's resolution of the contentious, outstanding COB2 fifth year excess earnings issue is favorable to customers. The $9 million of fifth year credits, together with $6 million of ASGA amounts

___________________________
61/ Staff projected the reserve would remain at $10.8 million through the end of the rate year. Tr. 2849.

62/  Id. at 66.

following the Ginna sale, would offset the outstanding Ginna 2003 refueling replacement costs, satisfying that issue as well.

Sale of Ginna
-------------

          RG&E posits that "the Ginna-related issues represent the keystone to the entire framework of the [ERJP]."\63 Although it perceives the Ginna ratemaking treatment to be a "major concession" from its litigation position,\64 RG&E nonetheless finds the ERJP reasonable, especially in comparison to the Staff litigation position, which it says would have had a "devastating earnings impact."\65 The Company also states that the $10 million after-tax incentive award it receives for selling Ginna (about 5%) is reasonable, and consistent with incentives awarded in other proceedings for the divestiture of generating facilities.\66

          Staff argues that customers receive significant benefits from the sale of Ginna. Under ERJP terms, customers receive over 95% of the net proceeds, via $110 million in refunds through 2008, with an additional $233.3 million of the $359.6 million net (pre-tax) proceeds also placed in the ASGA for the customers' benefit.\67 Staff emphasizes that

____________________________
63/  RG&E's Comments, p. 50.

64/  RG&E Comments, p. 42.

65/ Id. at 43. The adverse earnings impact, according to RG&E, would have resulted from an excessive pre-tax return on the ASGA, an excessive removal of fixed supply costs, and its inability to discharge a longtime Department of Energy (DOE) liability associated with a fee for the disposal of fuel used at Ginna prior to 1983 (See Ex. 50, p. 9).

66/ RG&E cites Cases 94-E-0098, et al., Niagara Mohawk Power Corporation - Electric Rates, Opinion and Order Adopting Terms of Settlement Agreement Subject to Modifications and Conditions, Opinion No. 98-8 (issued March 20,
     1998). In that proceeding, the company was allowed to keep 15% of the proceeds above the book value of its plants (except for 5% on the Oswego plant proceeds above $100 million).

67/ The ASGA credits would be used to offset higher prices for the Ginna output reflected in the 10-year purchased power agreement (PPA) under which Constellation would sell 90% of the Ginna output to RG&E.

$121 million is expected to remain in the ASGA at the end of the five-year term, to be used to stabilize rates into the extended future. With a backout credit higher than RG&E had proposed, and retention of the low-cost, customer-funded DOE liability, Staff indicates its concerns that the Ginna sale might have adverse impacts on customers have been resolved.

          From CPB's perspective, much of the perceived value in the ERJP derives from the proposed sale of Ginna. The expected gain provides for "the largest refunds ever provided to customers of any upstate electric utility,"\68 as well as an offset to projected supply costs increases through the ASGA and a sizeable ASGA balance at the end of the term. "These substantial consumer benefits," CPB posits, "would likely not have resulted from the litigated proceeding."\69

          With respect to the refund of a portion of the gain on the sale of Ginna, RG&E notes that its filing is supported by all concerned parties,\70 and that it refers one disputed matter to the Commission. The GRIP provisions prescribe in detail how the initial and the remaining three refunds are to be calculated and distributed, and include provisions for customer outreach, unaccepted refunds, and associated costs.\71 The issue in contention, on which RG&E takes no position, is whether the NYPA allocation to residential customers is to be included in determining the class allocation factors for each of the refunds.

          Staff and MI argue that residential NYPA usage should be excluded. The exclusion reduces residential consumption relative to non-residential consumption and results in a


________________________
68/  CPB Comments, p. 6.

69/  Id. at 7.

70/  The signatories include RG&E, Staff, CPB, MI, and Charles Straka.

71/ Uncashed check balances are to be used, in the first instance, to make payments to customers in appropriate resolution of disputes. The costs of providing the refunds are to be borne by the Company, and included in the earnings sharing test.

correspondingly lower percentage allocation of the refunds to the residential class.\72 They assert that this is reasonable because, throughout the life of the Ginna plant, a similarly reduced portion of Ginna's production costs has been allocated to the residential customers. MI also stresses that, in the future under the ERJP, residential customers will enjoy a lower NBC due to an allocation which excludes NYPA power. Consistency and fairness, they assert, require that the refunds to customers reflect the same approach to NYPA volumes as used to allocate costs. They note that the Commission has applied this consistency principle in the allocation of refunds for excessive fuel adjustment charges.\73 Staff also emphasizes that the intent of its proposal, in allocating the first year $60 million Ginna refund on a volumetric basis, while allocating the remaining $50 million of refunds on an excess demand basis, is to employ "a methodology consistent with the manner in which Ginna production plant costs were historically allocated to the service classes-utilizing the Average and Excess method."\74

          CPB disagrees, arguing that the NYPA allocation should not be removed. According to CPB, "the Joint Proposed contemplates that the first refund would be distributed to customers based on the volume of electricity they consume."\75 Because the parties' negotiated resolution of the Ginna refund issues makes no reference to removal of NYPA volumes, CPB reasons, it was not intended. As to the Staff and MI arguments about the approximation of the "Average and Excess" methodology,

_______________________
72/ The Company's computations, based on recent data, indicate that the NYPA reduction as proposed by Staff and MI would result in approximately $27.4 million of the $110 million refund going to residential customers (SC 1 and SC 4). With the NYPA allocation included, the residential customers would receive about $35.6 million of the $110 million.

73/ Case 28598 - Niagara Mohawk Power Corporation - Proceeding to Investigate Operating Practices, Opinion and Order Directing Refund of Excessive Fuel Adjustment Charges, Opinion No. 85-7 (issued March 29, 1985).

74/  Staff May 5 Comments, p. 3.

75/  CPB May 5 Comments, p. 2.  ERJP, ss.VIII.l.b.

CPB argues: "The parties agreed to a negotiated approximation of that result, which, as the plain language of the Joint Proposal indicates, would allocate the first year refund volumetrically."\76 Regardless, CPB continues, it has long been recognized that cost studies "are approximations, and are inherently imprecise."\77

          In its May 10 filing, CPB adds that it agrees with Staff that the type of "refund" at issue here is not the same as the refunds covered by Public Service Law (PSL) ss.113(2). The Commission, CPB continues, has broad discretion in determining an appropriate disposition of the proceeds of the sale of Ginna.

          Charles Straka offers a hybrid proposal, suggesting a volumetric adjustment for the first refund to reflect the hydroelectric savings reflected in residential customers' average bill. This approach would amount to a partial removal of NYPA volumes. He adds that "I think residential customers will be prepared to accept smaller refund checks over the following three years."\78

The Russell Station
-------------------

          Monroe opposes the ERJP because it sanctions retirement of the Russell Station, a coal-fired generating plant, in circumstances where "the economic viability of several re-powering options has been significantly questioned by Staff, and one major option, the sale of Russell Station, has not been studied at all."\79 Staff does not believe, Monroe points out, that Russell is uneconomic and should be retired.80 According to Monroe, this issue should have been addressed in the ERJP. Monroe requests that RG&E be required to study all options, including the sale of the Russell Station.

__________________________
76/  Id. at 8.

77/  Id. at 9.

78/  Straka May 5 Comments, p. 2

79/  Monroe Comments, p. 2.

80/  Tr.  2631.

          RG&E points to its testimony indicating that environmental regulations have made it problematic to continue economic operation of the Russell plant after completion of the planned Rochester Transmission Project. \81 The ERJP, RG&E argues, reflects a neutral stance on Russell retirement, merely specifying how a retirement of the facility during the term of the ERJP would be accounted for in rates. RG&E argues that this is not the appropriate forum for addressing future disposition of the Russell Station.

Retail Competition
------------------

          The Company and Staff point to various provisions intended to encourage competition, among them potential development of an accounts receivable program,\82 continuation of the Market Match programs,\83 designation of an ESCO liaison, and enhancement of the interval metering option.\84 The Company points as well to its commitment to conduct an annual survey to measure ESCO satisfaction, and its potential incentive awards for customer awareness of competitive choices and migration. Staff also cites with approval RG&E's reaffirmed commitment to


______________________________
81/ The Rochester Transmission Project is a proposal for about 38 miles of 115 kV transmission lines, designed to provide needed transmission capacity that would also cover the loss of Russell generation.

82/ Such a program, under which a utility would purchase ESCOs' accounts receivable, is intended to reduce ESCO business risk.

83/ The Market Match programs are intended to enable ESCOs and customers to exchange customer data electronically, and permit ESCOs to contact customers with information about offerings.

84/ The ERJP provides that, effective January 1, 2005, the interval meter option for ESCOs' customers will parallel RG&E's SC8 (Real Time Pricing) options, that interval meter data will be used for energy scheduling and balancing (regardless of whether a customer is a full requirements or standby customer, or from whom commodity is purchased) and for the reporting of ESCOs' capacity obligations.

the multi-retailer model and, further, to offer ESCOs the option of utility consolidated billing or dual billing.\85

          CPB argues as well that the "placeholder" backout credits (the 4/mills/kWh retail access credits), to be in place pending our determinations in the Unbundling Phase of Case 00-M-0504, should promote electric retail competition. CPB also supports the ROE incentive provided to educate customers about competitive opportunities, and for customer migration.\86

          Among the ESCOs, Energetix argues that the retail access commitments in the Joint Proposals will enhance ESCO competitive opportunities in RG&E's service territory. Fluent, on the other hand, expresses skepticism about the efficacy of the retail access provisions.

          Fluent, which also presented testimony at the hearings, argues there are "recurring problems" with the Company's electric and natural gas retail access programs.\87 The Joint Proposals, Fluent submits, do not materially advance beyond those provisions, such as the multi-retailer model, the option of consolidated or dual billing, and support of the Market Match program, that have already been required in earlier orders. "It appears," Fluent asserts, "that in the absence of a directive from the Commission to do otherwise, RG&E's decisions pertaining to its retail access programs will continue to take place in a vacuum and without collaboration with the parties that are impacted by said decisions."\88 Fluent proposes modifying the ERJP to provide a minimum thirty-day switching

_________________________
85/ Under a multi-retailer model, ESCOs would not be required to purchase RG&E delivery service and resell it to customers. With utility consolidated billing, however, the ESCOs' charges would be reflected on RG&E's bills.

86/ As CPB points out, the ERJP calls for development of the customer education and migration standards within 90 days of its approval.

87/ Fluent filed a petition on December 21, 2001 detailing its concerns, and met with Staff representatives in early 2002. Fluent has participated in the previous RG&E rate case as well as this one.

88/  Fluent Comments, p. 3.

period following the December 31, 2004 enrollment deadline, to include a specific methodology for computing and reporting the MBBC, and to provide a more definitive requirement that RG&E develop an accounts receivable program.

Electric Supply Options
-----------------------

          RG&E argues that, compared with existing competitive options, the ERJP will enhance competition and increase customer migration to competitors. Although RG&E is allowed to earn a profit under the FPO, the Company maintains that customers will benefit from the inclusion of any such profits in the ESM. Customers also benefit, the Company contends, from RG&E fulfilling a provider of last resort (POLR) function. Moreover, ERJP specifies the VPO (with a variable
NBC) is to be the default service, not the FPO as it had requested in the litigation. Thus, according to RG&E, the ERJP reflects a "delicate balancing of competing interests"\89 as to supply rate options, one that should not be disturbed by rejection of the FPO.

          In support of the electric supply options, Staff notes that customers may switch back and forth between RG&E and an ESCO at will, but must, within any one-year enrollment period, maintain their elections between the fixed or variable options. In litigation, Staff says, it opposed the FPO in part because of its profit potential for RG&E and in part because it was to be the default option. The VPO, moreover, was perceived as potentially unstable, if the NBC were fixed. Staff regarded a fixed price as the most attractive option to consumers, and therefore sought an exclusive fixed-price offering for ESCOs. Staff indicates that these concerns have been resolved in the ERJP because any FPO profits would be reflected in the ESM, because the ESM includes an incentive to encourage customer awareness and net migration, and because the VPO with a variable NBC will be the default option.\90

__________________
89/  RG&E's Comments, p. 78.

90/  The variable NBC tends to stabilize prices under the VPO.

          CPB, similarly, argues that the ERJP's approach to commodity options properly balances the consumers' interest in alternatives and consumer preferences with competitive considerations, and the interests of ESCOs.

          MI points out that RG&E's electric customers have had the ability to purchase commodity from alternative providers, such as ESCOs, for some time, but that the only options currently available are fixed, bundled service from RG&E or commodity service from an alternative supplier with an MBBC. In the unbundled rate environment, MI continues, the commodity options in the ERJP are more extensive, and would be similar in most material respects to those adopted previously for New York State Electric & Gas Corporation (NYSEG).\91

          Although MI, too, was concerned that the FPO option would afford RG&E an opportunity to realize unwarranted profits, it states that this concern has been adequately addressed by the resolution of revenue requirement issues, by making the VPO the default option, and by other provisions for the promotion of retail access and competition.\92 Moreover, MI adds, customers are accustomed to a fixed-price commodity offering from the Company, with no pass-through of market prices, or even a fuel adjustment clause.

          ESCOs, with one exception, express opposition to the FPO. In brief comments, SENY states its concern that the FPO might undermine regulatory initiatives in Case 00-M-0504, and "solidify RG&E's dominant market position for the next four year." SENY suggests that the FPO should be limited to a one-year term. Fluent Energy also lists the FPO among its retail access concerns.

_______________________
91/ Case 01-E-0359, Order Adopting Provisions of Joint Proposal with Modifications, supra, pp. 5-6. Significantly, the ERJP differs from NYSEG's in making the VPO the default option for all customers, and the NBC proposed for RG&E is expected to vary inversely with market prices to a much greater extent than NYSEG's comparable NWBC, rendering the RG&E VPO "considerably less volatile" than NYSEG's VPO.

92/  MI cites all of the components of the Retail Access section (ss.IX).

          SCMC offers the most extensive comments in opposition to allowing RG&E to offer an FPO. The commodity charge for the FPO, SCMC observes, is fixed for each 12-month commodity offering period, and includes the forecast of wholesale price of energy and capacity for the period, the sum of which is increased by a markup of 35%.\93 Citing our interest in the development of robust retail energy markets,\94 SCMC argues that permitting RG&E to offer an FPO option would "constrict or impede" our ability to evaluate competitive strategies and the utilities' role in retail markets.\95 SCMC, like SENY, is concerned that the FPO would remain in effect for four years, through December 31, 2007. Thus, SCMC posits, "RG&E will be segregated from the utility community and shielded from the impact and application of the policy initiatives emanating from the Commission's determinations in Case 00-M-0504."\96 This constraint, SCMC adds, is highlighted by the failure to allow for any ongoing assessment of the program during its four-year term.

          No other electric utility (except NYSEG), SCMC continues, has the opportunity to earn a 35% profit margin on commodity sales: "In addition, the Company will be allowed to offer a new fixed priced product in direct competition with an ESCO . . ., a radical departure from the role played by other regulated utilities."\97 Thus, in SCMC's view, an FPO option for RG&E could hinder the development of competition. SCMC echos SENY's concern that the FPO could act to solidify RG&E's dominant market position. If RG&E is authorized to recover a considerable profit on the sale of commodity, SCMC reasons, it


__________________
93/  ERJP, ss.VII.3.

94/  See Case 00-M-0504, supra, Order Instituting Proceeding
     (issued March 21, 2000), pp. 1-2.

95/  SCMC Comments, p. 6.

96/  Id. at 6-7.

97/  Ibid.

will have a strong incentive to maintain and expand its dominant position in the commodity market.\98

          In the provision of a fixed price product, SCMC continues, the company alone will determine and set the competitive fixed price standard; however, RG&E's pricing approach will be speculative, and therefore ESCOs "will be compelled to base their entire participation in this program as well as their marketing efforts, which will include acquisition of requisite supplies, upon a price foundation which is not tied to realistic market conditions but represents a price cobbled together by the utility from disparate sources."\99 If ESCOs are unable to acquire a supply at a price competitive with RG&E's established FPO price, SCMC observes, they will have to terminate or modify their participation in the program. This problem, according to SCMC, shifts all of the business risk to the ESCOs, and tilts the playing field in favor of the Company.

          The underlying problem, as SCMC sees it, is that RG&E's FPO price will not be known until early October of each enrollment period, and until RG&E's FPO price is known, ESCOs will be unable to formulate their own fixed price offerings or make substantial marketing efforts. Unlike the ESCOs, who must determine at that time whether energy can be acquired at a competitive price, RG&E will be substantially shielded from the risk of acquiring the proper level of supplies to serve its customers at a price consistent with the FPO, especially in light of its supply assets. SCMC notes Staff's testimony that, "to a large degree, the utility's rate year resources provide a natural hedge against potentially volatile market price fluctuations."\100 In short, SCMC argues, "in all likelihood, the utility will experience a guaranteed recovery of substantially

______________________
98/ SCMC contends that at least 50% of the 35% markup is expected to be pure profit (the rest recovering costs). RG&E argues in its reply comments, however, that SCMC misinterprets the record in this respect, and that depending upon market conditions, a loss is possible even with the markup.

99/  Id. at 12.

100/ Tr.  1990.



all or a major portion of its FPO-related supply acquisition costs in contrast to the more fragile cost recovery position of competing ESCOs."\101 Accordingly, RG&E will simply "increase its profits at the expense of retail access."\102

          Energetix, an ESCO affiliated with RG&E, disagrees, arguing that RG&E's provision of the FPO actually should enhance retail competition. According to Energetix, the ERJP provides ESCOs with "a multi-year plan over which to plan and commit resources to open the retail market with some reasonable expectation that they will have an opportunity to recoup the costs of their commitment to gaining customers before the program is ended or the rules have changed."\103 Citing its testimony, Energetix argues that the utility FPO aids ESCOs in attracting customers by providing a simple comparison between the utility's offer and the ESCO's potentially more attractive one. Energetix cites the experience with NYSEG's similar plan, where migration to ESCOs increased by 85% during the plan's initial enrollment period from September 2002 to May 2003. Hence, Energetix concludes, the similar plan proposed here is likely to enhance competition in RG&E's service territory.

Gas Plan Features
-----------------

          In the rate case litigation, both RG&E and Staff favored some level of sharing of gas supply cost savings. The GCIM provisions in the GRJP, RG&E notes, represent a compromise among competing positions.

          Staff observes that the GCIMs, which replace RG&E's Current Capacity Incentive (CCI) program, are designed to provide a means of sharing gas supply cost savings between customers and shareholders that are not otherwise identified as merger-related. For GCIM1, which covers various RG&E stand-


____________________
101/ SCMC Comments, p. 16. SCMC also argues, in effect, that economies of scope associated with the Company's provision of delivery service, and the existence of a tariff including the FPO price, will provide a competitive advantage to RG&E.

102/ Id. at 21.

103/ Energetix Comments, p. 2.

alone activities, customers would receive 100% of savings from migration capacity release and 80% of savings from non-migration capacity release, net off-system sales, and local production. For the joint activities covered by GCIM2, such as storage optimization and transport optimization, customers would receive 50% of the first $2.0 million of attributed gas cost savings and 80% of savings exceeding $2 million. Moreover, RG&E's share of GCIM savings exceeding $1 million would be included in the ESM, for potential additional sharing with customers. These provisions adopt Staff's litigation position entirely with respect to GCIM1, and Staff asserts that, overall, they provide an appropriate incentive to achieve savings.\104

          Staff also points out that the GRJP incorporates its litigation position on other gas service issues, notably in relation to the termination of a mandatory capacity program, and institution of the Retail Access Capacity Program. Under that program, mandatory capacity assignment, except under specified conditions, would continue after November 1, 2004.

          The Company has been pressing for weather normalization in this and its previous gas rate case. The WNA, RG&E contends, beneficially protects both the Company and its space heating customers against fluctuations in usage relating to abnormal temperature conditions.\105 Staff had maintained that the WNA is more appropriate in the context of a multi-year rate plan than a one-year rate case. Institution of the WNA in this context, RG&E observes, overcomes that concern.

          Moreover, RG&E continues, this proposal would avoid the kind of resistance encountered in 1995, when its earlier WNA was not shown as a separate line item on customer bills, and when rising pipeline capacity costs contributed to higher bills.


_____________________
104/ Fluent is critical of the GRJP for failing adequately to define the "customers" entitled to share in savings from the GCIMs.

105/ The WNA, which would apply to customers experiencing 60% or more of their annual usage between November 1 and March 31, would be applied from October 1 through May 31.

This WNA, RG&E adds, is more fairly computed on a per customer usage basis, not a billing cycle basis.

          Staff notes it had been concerned about the adverse reaction to the previous WNA, but states it supports the WNA here in view of RG&E's commitment to outreach and education. Staff also notes that "[t]he billed amount will be based on the variation that is less than 97.8% or more than 102.2% of the normal heating degree days for the billing cycle,\106 which it says is reasonable, although narrower than the 5% collar Staff had recommended.

          Staff supports as well the new GSC, which includes a factor of adjustment (FA) for lost and unaccounted for gas. The FA is set at 1.0135 and resets every year when the average is not within 5% of the current FA. This is similar to Staff's litigation position, it indicates, except that the GRJP sets an FA ceiling of 1.0175 and a floor of 1.0100. Staff argues that the ceiling provides ample incentive for RG&E to contain gas commodity costs.

Service Quality and Reliability
-------------------------------

          Although its litigation position included lower levels of exposure for missed standards under the SQPPs, RG&E maintains that the service quality provisions of the Joint Proposals are within a range of reasonable potential litigation outcomes. Staff, MI, and CPB also express satisfaction with the service quality provisions.

          Staff argues that the higher levels of rate adjustments for missed targets\107 alleviate its "concern that management takes a hard look before closing customer service offices."\108 Staff acknowledges the need for more experience


______________________________
106/ Staff Comments, p. 40.

107/ The electric SQPP rate adjustment would total a maximum $2.5 million annually, except there would be no revenue adjustment for Complaint Rate in the first year.

108/ Staff Comments, p. 28. RG&E may not close customer service offices without bringing the matter back for Commission approval.

before a realistic PSC complaint rate target can be set. Staff notes that the ERJP also provides for a new Electric Reliability program, with targets for System Average Frequency Interruption Index (SAIFI) and Customer Average Interruption Duration Index (CAIDI), along with increased revenue adjustment levels.\109

          Staff also cites the inclusion of capital expenditure targets in both of the Joint Proposals. These provisions, Staff points out, protect ratepayers by credits if RG&E reduces capital spending to enhance earnings. As Staff and RG&E both observe, the Company is reasonably protected by an ability to recoup and reconcile actual expenditures.

Rate Design
-----------

          Rate design provisions in the Joint Proposals represent compromises, according to RG&E, but effectively temper the reallocation of fixed costs to fixed charges to reflect bill impact considerations. The rate design changes are not those it proposed in the rate cases, RG&E maintains they are supported by Commission precedent and are consistent with the public interest.

          According to Staff, the Joint Proposals resolve rate design issues generally in accord with Staff's litigation position. Electric customer charges for SC1, SC2, and SC4 are increased by $1.00/month,\110 while the current customer charges for SC3, SC7, SC8 and SC9 are to double, bringing them closer to underlying marginal costs. These charges would remain at that level for the term of the plan. The rate design for Street Lighting Service, Staff indicates, also moves toward marginal cost, while addressing concerns raised by Staff and the City of Rochester.


_________________________
109/ Although the increased maximum rate adjustment of $2.5 million is lower than Staff's litigation position, Staff states its concerns are lessened by the greater risk inherent in a multi-year plan, and by the requirements for capital expenditures.

110/ Staff had recommended a higher, $1.50/month charge for SC1, SC2, and SC3 in its testimony.

          The method used to set each electric service class' delivery rates, Staff adds, incorporates Staff's proposals aimed at preserving, to the extent practicable, the rates developed in its bundled rate design testimony. Moreover, consistent with Staff proposals, the NBC for each demand-metered class after unbundling would have both a demand and a volumetric component, and the sum of the NBC and the unbundled delivery demand charge would equal bundled demand charge.

          Staff supports as well the increase in minimum customer charge for SC1 and SC5 gas customers to $15/month, the increase to $410.00 per month for SC3 customers, and the increase to $880/month for SC3 high pressure customers, which Staff argues "move the minimum charge closer to marginal cost while minimizing customer impacts."\111

          CPB argues that the ERJP "secures a benefit for RG&E's low-volume customers that would likely not have been achieved through litigation."\112 CPB points out that the current customer charge of $19.00/month would increase by $1.00 to $20.00/month, below the identified customer cost for residential customers of $22.64, RG&E's proposed charge of $22.75, and even Staff's proposed increase to $20.50.

          MI endorses both the electric and gas delivery rate design. The doubling of existing electric customer charges effective May 1, 2004, and the equal percentage reductions allocated to demand and energy charges, MI posits, "reflect a careful balancing of cost of service and rate impact considerations,"\113 as does the increase in the initial rate block by $50 to $410/month and $880/month, for S.C.3 and S.C.3 High Pressure gas transportation customers, respectively,


___________________
111/ Staff comments, p. 45. Although Staff had recommended no increase in the first block for SC3 high pressure customers, Staff states that because these are transportation customers who will not receive an allocation of the MFC when it is moved from base rates to the GSC, the bill impacts will be minimal.

112/ CPB Comments, p. 10.

113/ MI's Comments, p. 22.

considered together with the overall freeze on delivery rate levels.

          Electric rate unbundling, MI continues, is also accomplished in a satisfactory manner. With rates unbundled into three components - delivery charges, the NBC, and commodity charges--MI was concerned about RG&E's proposal to recover the NBC from all customers on a volumetric basis. MI is satisfied that adverse individual customer impacts are minimized under the ERJP, because a large portion of the NBC would be recovered through demand charges. In fact, MI emphasizes, "[f]or demand-metered customers, such as S.C. 8 customers, the fixed, demand component of the NBC will equal the reduction in delivery demand charges resulting from unbundling, thereby resulting in customers paying the same amount in demand-related charges both pre- and post-unbundling."\114 MI states this was a critical factor in its decision to support the ERJP.

          Fluent is critical of the GRJP for failing to incorporate a tiered rate structure for large use customers "akin to that administered by National Fuel Gas Distribution Corporation,"\115

Regulatory Programs
-------------------

          The Company reaffirms its commitment to programmatic requirements in the Joint Proposals, such as public outreach and education, the Market Match program, and continuation of its Affordable Energy and Low Income Aggregation Programs for both electric and gas customers.

          Staff notes the importance it attaches to RG&E's commitment to increased outreach and education, with its coverage of consumer safety, customer rights and responsibility issues and, in the case of the GRJP, the WNA.

          CPB cites with favor the continuation of the Affordable Energy Program and the Low Income Aggregation Program established in the Company's previous electric rate case. CPB


_____________________
114/ Id. at 8.

115/ Fluent's Comments, p. 3.

regards these programs, which provide an affordable payment plan for past and future utility bills, and consumer assistance in reducing utility bills, as essential components of the ERJP.

          Continuation of the current Economic Development program and its annual $13 million funding, CPB continues, has the potential to encourage growth, expansion, and retention of business customers in RG&E's service territory, thereby expanding employment opportunities.

                                   DISCUSSION
                                   ----------

          As we transition into more competitive markets for energy and energy services, our competitive goals include the divestiture of electric generation, unbundling of utility rates, the development and facilitation of business relationships between utilities and ESCOs, and the fostering of retail access. Simultaneously, our responsibility to regulate core delivery services continues. Our regulatory goals for delivery service continue to include reasonable rates, efficiency and rate stability, and the maintenance of high levels of service quality, safety, and reliability.

          In contrast to annual rate cases, multi-year rate plans are advantageous vehicles for the achievement of most, if not all, of these goals. They allow for the creation of long-term incentives for the achievement of competitive and service quality objectives, while at the same time introduce an element of profit potential that encourages the utility to meet these objectives while providing its services as efficiently as reasonably possible.

          These Joint Proposals, in our view, strike a reasonable balance between the interests of RG&E's customers and their shareholder parent, Energy East. Beyond that, they offer the prospect of long-term delivery rate stability, together with potential satisfactory development of retail access and competition, as well as potential profit sharing and economic rewards for both RG&E and its customers. Thus, these Joint Proposals address both our competitive and regulatory objectives.

The ERJP
--------

          The proposed ratemaking treatment of the prospective sale of Ginna, with the expected net gain of $359.6 million, is reasonable. Sale proceeds are properly used for the benefit of customers, and the refunds and ASGA appear overall to fairly compensate customers for the associated long-term increase in the cost of energy. The expected ASGA balance of about $121 million at the end of the plan will continue to serve this interest. The ERJP also properly provides for the continuation of the DOE liability, with its relatively low capital cost.

          RG&E protested during the litigation that Staff's ratemaking treatment of the Ginna sale would have had a negative impact on its earnings, primarily because it would be unable to earn interest equivalent to its overall allowed return, under Staff's proposed rate base treatment of the ASGA. The Joint Proposal avoids these negative earnings implications for the Company, because the ASGA is taken out of rate base and accrues interest over the term of the plan.

          With the parties compromising on the amount of the Ginna fixed-cost backout after the sale, and an allowance of a $16 million (pre-tax) incentive award for RG&E, we conclude that the proposed Ginna ratemaking treats both customers and shareholders fairly.

          With respect to delivery revenue requirement, the gap between the Company's final litigated position (an $80 million revenue increase) and Staff's (a $20 million revenue decrease) is narrower than it appears. We are not called upon here to decide rate case issues per se, but it is important to note that much of Staff's initial litigation case was resolved by updates and through the use of deferral devices and, similarly, most of the Company's case resolves with the change in Ginna depreciation and decommissioning allowances resulting from the life extension. Beyond the equity return issue, the modest rate increase associated with a base rate freeze and the RAS\116

___________________
116/ RG&E receives another $2 million annually from the ASGA, but that in effect compensates for the $2 million annual accrual to the new Major Storm Reserve.


appears to resolve somewhere in the middle a range of some $16-17 million of issues that realistically remain in litigation between RG&E and Staff, and from that standpoint, the result is within the range of reasonably likely litigation outcomes. In these circumstances, moreover, it is not surprising that Staff and the Company have made somewhat similar projections for fallout equity returns under the Joint Proposals.

          The Company has made an apparent concession on delivery rate of return by accepting a deal that it expects to result in an 8.8% equity return in the first year (albeit an average return of 10.0% over five years), when its litigation position contended for an 11.25% equity return. However, RG&E is not required under the ESM to share earnings until they reach 12.25%, 100 basis points above the company's litigation position on ROE. This 12.25% earnings sharing threshold not only incorporates the Company's ROE estimate into the incentive provisions on the ERJP, it also expands the deadband above the allowed return, which has been 40 basis points under the merger sharing agreement. In contrast, if Staff's 9.9% required equity return were accepted as the required return in the context of a one-year rate plan, for example, earnings sharing would have commenced at 10.3%. The benefit of this higher earnings sharing cap to RG&E is significant, and all the more so given that the ERJP allows it to achieve additional potential earnings with the FPO after unbundling. It is noteworthy that neither the Staff nor the RG&E earnings projections include the Ginna incentive payments to RG&E or any estimate of FPO profits. In these circumstances, the delivery rate freeze provides not only rate stability for customers, but also a substantial measure of opportunity for RG&E to realize a premium equity return.

          The earnings computation and earnings sharing tests are reasonable. Customers benefit from restrictions preventing capital structure manipulation by Energy East. The Company, in turn, benefits significantly from the right to file for rate relief if the ROE falls below 8.5% for any consecutive four quarters.

          The ERJP provides additional protections and benefits for both the Company and consumers. All parties benefit from avoidance of future rate case litigation, and in particular the disposition of controversial merger savings issues. The previously established merger savings costs-to-achieve are continued under the ERJP, with the Company responsible for its share. While the customers' share of costs and savings would have been effectuated through base rate adjustments, the rate freeze now obviates that process. Moreover, raising the earnings sharing threshold potentially expands the Company's share of the savings.

          Other benefits include the writing off of a number of outstanding deferred regulatory assets and liabilities, through the aggressive amortizations already built into base rates and, to a limited extent, use of the Ginna sale gain. The record shows, for example, that the largest four items (Oswego 6 stranded costs, Nine Mile 2 stranded costs, the Allegany Contract buyout, and the 2003 ice storm costs) will be reduced from a current $396 million to about $179 million by the end of the plan. This result benefits both RG&E and its customers.\117

          Another significant benefit for RG&E is its protection from downside earnings erosion potential, made possible by the deferral and reconciliation provisions and expanded reserve funding. The provisions of the Joint Proposals are extensive, making approximately 33% of the Company's electric costs subject to reconciliation. Inflation above 4% is also recoverable for all specified O&M expenses. This provision effectively places the earnings incentives provision of the plan within a safety net, ensuring that RG&E's reasonably aggressive efficiency and productivity gains will be profitable. Moreover, the RAS protects against earnings erosion from customer migration.

          The ERJP also provides provisions for service quality and reliability that are somewhat more stringent than those included in the previous rate case. RG&E has maintained an excellent record on both scores, and the expectation is that it

______________
117/ The expected ASGA balance of $121 million at the end of the plan could be used to further amortize these costs.

will continue to avoid rate adjustments for violations of these plans.

          In summary, we find that the ERJP provides substantial benefits for customers and RG&E alike. Although the sale of Ginna provides some value added for both, most of the benefit will likely arise from the operation of incentive ratemaking. There is considerable upside potential for RG&E in the next five years, and because of the material earnings incentives and protections it receives in the ERJP, it appears unlikely that the Company will become eligible to file for a rate increase, notwithstanding the relatively high threshold for doing so. We would expect RG&E to refrain from doing so in borderline circumstances, for it should prove worthwhile to preserve the basic features of this plan, with its long-term potential for both RG&E and its customers.

The Ginna Refunds
-----------------

          We find the GRIP filing acceptable. With respect to the NYPA allocation issue, we find the Staff/MI approach to be appropriate, and we adopt it.

          Contrary to CPB's claim, the provision that the first year's $60 million refund will be "distributed in cash on a volumetric basis"\118 is not dispositive of the NYPA allocation issue. CPB concedes that the ERJP refund allocation provisions are intended to approximate the Average and Excess method which has historically been used in cost allocation studies. Whether to exclude the NYPA allocation has been an independent issue in connection with those studies, and it is a separate issue here.

          The parties appear to agree that we have discretion to determine the most reasonable allocation. The amounts at issue are not "refunds" in a traditional sense (or as contemplated by PSL ss.113(2)). They are a part of payment that Ginna's purchaser is willing to provide for the prospect of charging higher future prices on Ginna output through the PPA, prices that RG&E's customers will pay. The ERJP provides (through the NBC) that

_____________________
118/ ERJP, ss.VIII.1.6.

the residential customers' allocation of the PPA costs will not reflect their assignment of the unrelated NYPA electricity. The portion passed along as "refunds" can reasonably be regarded as advance funds for payment of those future costs. Ginna production costs in the past were allocated with the NYPA assignment excluded, and in the future the ASGA amounts and the NBC will be computed with the NYPA assignment excluded. Accordingly, the NYPA assignment should also be excluded in computing the inter-class allocations for the refund payments.

The FPO and Retail Competition
------------------------------

          Those parties opposing the ERJP because it provides RG&E with the FPO option have accurately reflected our interest in the development of robust electric retail competition. The issue presented here is whether a fixed price offering by the utility would undermine the competitive opportunities for the ESCOs. Although this issue is raised in the Unbundling proceeding, we do not agree with SCMC that decisions on that score cannot or should not be made in the context of comprehensive multi-year rate plan offerings. A rate plan proceeding is an appropriate context for making these decisions.

          In this instance, both Staff and MI expressed opposition to the FPO for RG&E in the hearings, but have acceded to it in the context of the ERJP, among other reasons, because the FPO would not be the default option, because any profits from the FPO would be subject to sharing with delivery rate customers under the ESM, and because the VPO (the default option) is structured in such a way that its price should be relatively stable, and therefore actively competitive with the FPO.

          We recognize that the incumbent utility may have a greater ability than some competitors to procure long-term wholesale supplies at stable prices, but RG&E's opportunity to realize profits through the FPO remains a risky one, and the utility's FPO will face competition not only from ESCO offerings, but from its own VPO. Certainly, to the extent that RG&E's FPO is realizing profits, ESCOs have a greater opportunity to compete against it than they otherwise would. We are satisfied that the constraints on RG&E's FPO in this proceeding will protect the public interest.

          With respect to Fluent's concerns regarding RG&E's gas and electric retail access programs, we intend to ensure that all of the Company's commitments are satisfactorily fulfilled. We intend for Staff to actively monitor the computation of the MBBC, and to monitor RG&E's performance under the Market Match program and other competitive initiatives. As always, individual complaints can be brought to us for resolution.

          With respect to Fluent's request for a more definitive requirement that RG&E collaborate on a program for purchasing accounts receivable, we will require RG&E to begin a purchase of receivables (POR) collaborative within 30 days of the date of this order.

Russell Station
---------------

          The ERJP is neutral on the matter of RG&E's operation or disposition of the Russell Station, and merely provides for the ratemaking consequences in the event it is retired. We share Monroe's concern that the future disposition of facility should be in the best interests of RG&E customers, and Monroe is correct that the record reflects uncertainty about whether retirement of the facility is justified. We are reassured, nonetheless, by provisions in the ERJP which ensure that, in the event of retirement, the facility will be fully depreciated, avoiding a stranded investment problem.

          If and when the transmission line that would alleviate the load pocket which this facility serves is completed, RG&E will face a decision concerning the future of the facility. We encourage RG&E to evaluate all options carefully, while considering the implications of the expanded transmission capacity. We agree with the Company, however, that our consideration of the proposed ERJP does not justify any specific action regarding future plans for the Russell Station.

The GRJP
--------

          The basic revenue requirement considerations are similar to those discussed in connection with the ERJP. The GRJP, as does the ERJP with respect to electric delivery service, provides RG&E substantial protection against earnings erosion from exogenous cost increases. This is reasonable in a multi-year context, and will help ensure that the viability of the plan is not undermined by material cost increases beyond the Company's control. In the area of regulatory or government-mandated capital projects, the GRJP is favorable to the Company, allowing for reconciliation of any differences between actual expenditures and the $32.5 million presumed in rates.

          As we also concluded with respect to the ERJP, these circumstances, together with RG&E's significant earnings prospects, suggest that despite the relatively high threshold beneath which RG&E may file for a rate increase, we would expect that the Company would refrain from doing so in a borderline instance and, if it did, would undertake to adjust rates while preserving the basic features of the GRJP, which are beneficial to both the Company and its customers.

          We find the proposed WNA reasonable, and well-designed. It will afford protection to both RG&E and its gas heating customers against the vagaries of unusual heating season weather and temperature fluctuations.

          We also approve of the gas retail access capacity program, which in our view opens the door to greater competition and cost savings in this area. Likewise, the GCIMs show promise of increased gas cost savings, and the Company, properly, will receive an appropriate share of any such savings.

          With respect to the GSC, however, we are concerned with the provisions for the return to customers of gas supply credits. The GRJP\119 provides that when monthly gas supply credits are equal to or less than $7.5 million, the credits will be returned to RG&E's gas customers through the GSC. When credits exceed $7.5 million, however, they will be returned

_________________________
119/ Section VII.8.

through delivery charges, in which case they will be returned both to gas customers and gas merchant customers (RG&E's transportation customers). In that event, the amount returned to RG&E's own gas customers may be diluted below the amount they should receive based on their contributions. Together with other concerned parties, we will require RG&E to study this problem and propose an amendment that will prevent such dilution.

          The GSC will also recover the Merchant Function Charge (MFC) which reflects costs currently recognized by means of a retail access credit. In the unbundling track of the Competitive Markets Case,\120 we are examining the allocation of utility costs between competitive and non-competitive functions so as to provide accurate price signals to the customers of competing suppliers. The MFC mechanism provides, as a charge to RG&E's gas commodity customers, an estimate of the cost of these competitive functions. The ERJP provides that the electric retail access credits it contains will remain in effect "unless and until replaced by the Commission in the Unbundling Track".\121 The provisions for computing the MFC\122 are approved subject to the same caveat. The company will be kept whole for the $7.2 million transferred to the MFC.

                                   CONCLUSION
                                   ----------

          These Joint Proposals offer consumers the prospect of long-term electric and gas rate stability, while also providing incentives for cost savings that would benefit both RG&E and its customers. They contain reasonable provisions for the ratemaking treatment of the gain on the sale of the Ginna plant


___________________________
120/ Case 00-M-0504, Proceeding on Motion of the Commission Regarding Provider of Last Resort Responsibility the Role of Utilities in Competitive Energy Markets, and Fostering the Development of Retail Competitive Opportunities
     - Unbundling Track, Order Directing Expedited Consideration of Rate Unbundling (issued March 9, 2001), p. 1.

121/ ERJP,ss.IX.3.

122/ GRJP, ss.VII.6.a-VII.6.c.

and for the unbundling of electric supply and delivery rates. Several features potentially enhance retail competition, and the provision for an RG&E electric fixed price option (FPO) is reasonable, given that a competitive variable price option (VPO) will be the default option. The gas provisions include reasonable incentives for cost savings as well as an improved WNA. These plans should benefit both RG&E and its customers, and we approve them with the clarifications included herein.

                       STATE ADMINISTRATIVE PROCEDURE ACT
                       ----------------------------------

          Adoption of this order establishes the accounting and ratemaking treatment associated with the sale proceeds and is needed to assure the completion of the Ginna transaction. The sale of Ginna will result in benefits to RG&E's ratepayers, and advances the State's competitive agenda, with the objectives of promoting lower energy prices and encouraging economic development and job growth. In view of the fact that these and other benefits identified herein cannot be realized until the terms of the joint proposals are approved, we find that immediate adoption of this Order, under State Administrative Procedure Act (SAPA) ss.202(6) (a) and (b), is necessary for the preservation of the general welfare of RG&E's ratepayers and compliance with the advance notice and publication requirement of SAPA ss.202(1) would be contrary to the public interest.

The Commission orders:
----------------------

          1. The terms of the Rochester Gas & Electric Corporation (RG&E) Electric Rate Joint Proposal and the Gas Rate Joint Proposal are adopted and incorporated as part of this order.

          2. RG&E shall submit by May 27, 2004 a written statement of unconditional acceptance of the conditions contained in this order, signed and acknowledged by a duly authorized officer of the company. If such acceptance of this order is not so filed, the adoption of its terms may be revoked. The company shall file the statement with the Secretary of the Commission and serve copies on all parties in this proceeding.

          3. Assuming acceptance pursuant to the preceding paragraph, RG&E is directed to file tariff amendments in compliance with the conditions contained in this order within ten days after the date of this order, to become effective on one day's notice on a temporary basis. Any comments by the parties on the proposed tariff amendments should be received by the Secretary to the Commission within ten days after service of the proposed amendments by the company. The amendments shall not become effective on a permanent basis until approved by the Commission. The requirement of the Public Service Law that newspaper publication be completed prior to the effective date of the amendments is waived, but the company is directed to file with the Commission, not later than six weeks following the effective date of the amendments, proof that a notice of the changes set forth in the amendments and their effective date has been published for four consecutive weeks in a newspaper having general circulation in the service territory of the company.

          4. RG&E is directed to cancel on not less than one day's notice, effective no later than the day the tariff amendments required in Ordering Clause 3 take effect, tariff amendments and supplements previously filed in these proceedings.

          5. RG&E is directed to make a filing, within 30 days of the date of this order, quantifying any revenue changes on a gas and electric class-by-class basis that result from delaying beyond May 1, 2004 the implementation of the tariff amendments required in Ordering Clause 3, and proposing a methodology to surcharge or refund such amounts by the end of the calendar year to affected customers.

          6. Within 30 days after the date of this order, RG&E shall initiate a collaborative with interested parties to develop a program to purchase the accounts receivable associated with retail gas and electric sales within RG&E's service territory.

          7. RG&E is directed to file by August 1, 2004, for our approval, its proposed method for calculating "expected GSC revenues" for the purpose of calculating gas supply uncollectible expense as specified in Section VII.6.a.ii of the Gas Rate Joint Proposal adopted and incorporated in ordering Clause 1.

          8. RG&E, in consultation with other interested parties, is directed to develop and file by August 1, 2004, for our approval, a proposed amendment to
Section VII.8 of the Gas Rate Joint Proposal, adopted and incorporated in Ordering Clause 1, designed to prevent dilution below equitable levels of gas supply credits returned to RG&E's gas customers, as discussed herein.

          9. The rate allowances provided for decommissioning the Ginna nuclear plant are the following:

               a. The projected cost of decommissioning RG&E's 100% owned Ginna Nuclear Power Plant shall be based on site-specific studies and methods submitted by the company.

               b. The study for Ginna estimates that the decommissioning of Ginna will cost $391,094,100 in 2001 dollars. If this amount is inflated by 4.83% annually, the projected cost of decommissioning the facility in 2029 would be $1.465 billion.

               c. The after-tax interest rate projected to be earned by the amount collected for decommissioning this plant is 6.3% for the external fund established to qualify for a current tax deduction under Internal Revenue Service (IRS) rules and 4.10% through 2005 and 4.24% thereafter for the non-IRS qualified external fund. The rates established pursuant to this order are based on funding the contaminated portions of the units, as required by the Nuclear Regulatory Commission ($1.349 billion in 2029 dollars), using external funding methods.

               d. The annual expense allowance incorporated in rates for Ginna, based on external funding, is $5,334,369 for the rate year beginning in 2004.
                    This amount is to be deposited in separate external funds set up solely for the purpose of accumulating decommissioning funds for the plant.

               e. Additional annual expense allowance incorporated in rates for Ginna, based on internal funding is $1,947,631 for the rate year beginning in 2004. This additional amount is for the decommissioning and removal of non-contaminated facilities at Ginna.

          10. This action is taken on an emergency basis pursuant to Section 202(6) of the State Administrative Procedure Act for the reasons noted in the body of this order.

          11. These proceedings are continued.

                                                     By the Commission,


                                                     JACLYN A.  BRILLING
                                                              Secretary
                  (SIGNED)